LIMITED POWER OF ATTORNEY
FOR
THE MANUFACTURERS LIFE INSURANCE COMPANY
SECTION 13 FILINGS UNDER THE 1934 ACT

The undersigned, a duly authorized officer of The Manufacturers Life Insurance Company, hereby constitutes and appoints with full power of substitution each of David Pemstein, Betsy Anne Seel, Christopher Sechler and Daniel Beauregard, acting singly, the undersigned's true and lawful attorney-in-fact to:

(1) Prepare and execute for the undersigned: (a) Schedule 13D and Schedule 13G and any amendments thereto in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder, and (b) any other documents or filings required to comply with Section 13 of the Securities Exchange Act of 1934 (the "Section 13 Filings").

(2) File any such Section 13 Filings or amendments thereto with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority; and

(3) Take any other action which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing.

The undersigned acknowledges that none of the foregoing attorneys-in-fact are assuming the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Section 13 Filings, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney may be filed with the SEC as may be necessary or appropriate.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of February 2026.

THE MANUFACTURERS LIFE
INSURANCE COMPANY

/s/ Michael Traynor
Name: Michael Traynor
Title: Senior Managing Director, Head of
Canadian Portfolio Management